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                                                                   EXHIBIT 99.14

For:            IMMEDIATE RELEASE


Contact:        Michael Hagan/Monty Houdeshell
                Furon
                714.831.5350

                Roger Pondel/Robert M. Whetstone
                Pondel Parsons & Wilkinson
                310.207.9300


                           FURON EXTENDS TENDER OFFER
                                   FOR MEDEX

        Laguna Niguel, CA -- December 16, 1996 -- Furon Company (NYSE:FCY) announced today that it has extended its tender offer for any and all of the outstanding common shares, including associated common share purchase rights, of Medex, Inc. (Nasdaq:MDEX) until 5:00 p.m., New York City time, Thursday, December 19, 1996, unless the tender offer is further extended. The tender offer was originally scheduled to expire at 12:00 midnight, New York City time, Monday, December 16, 1996. All other terms and conditions of the tender offer remain unchanged.

        Furon commenced the tender offer to purchase any and all outstanding common shares, including associated common share purchase rights, of Medex at a price of $23.50 per share, net to the seller in cash, without interest thereon, on November 15, 1996. As of 6:00 p.m., New York City time, on
Monday, December 16, 1996, a total of 5,009,504 common shares of Medex, including notices of guaranteed delivery, had been tendered and not withdrawn. The tendered shares constitute approximately 81% of the total outstanding common shares of Medex.

        Medex, based in Hilliard, Ohio, had sales of $99.3 million for its fiscal year ended June 30, 1996. The company manufactures polymer based critical care products and infusion systems for medical and surgical applications.

                                     (more)
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        Furon, a leading international manufacturer of engineered polymer components, serves a number of industries, including health care. Furon had sales of $345 million for its fiscal year ended February 3, 1996.

        Furon is the world's leader in engineered polymer components for the industrial marketplace. The company serves five key markets: industrial process, transportation, electronics, healthcare and capital goods.



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